Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 4, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“Persons Discharging Managerial Responsibilities Dealings
On 1 December 2006 Tom Keevil and Claire Jenkins, members of Gallaher Group Plc’s Management Committee, informed the Company that on that day they exercised their options over Gallaher Group Plc ordinary 10p shares, following the maturity of the Savings Related Share Option Scheme, as follows:

Tom Keevil exercised 4,598 shares at £3.67 per share.  Following this transaction his total interest in Gallaher Group Plc shares will be 52,113.

Claire Jenkins exercised 2,082 shares at £4.43 per share.  Following this transaction her total interest in Gallaher Group Plc shares will be 36,056.”

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: December 4, 2006	Title:	Deputy Company Secretary